Exhibit 99.1
FCA reports record second quarter Adjusted EBIT of €1.9 billion, up 15%, margin up 90 bps to a record 6.7%; Adjusted Net Profit up 52% to €1.1 billion and Net Profit more than tripled to €1.2 billion. Full-year guidance is confirmed.

•	Worldwide combined shipments(1) of 1,225 thousand units, down 1%

•	Net revenues of €27.9 billion, in line with Q2 2016 (down 2% at constant exchange rate, or CER)

•	Adjusted EBIT of €1,867 million, up 15%, mainly driven by Maserati with all segments profitable

•	Record Group margin of 6.7%. All segments improved margins with record NAFTA margin at 8.4% and Maserati at 14.2%

•	Adjusted net profit of €1,080 million, up 52%; Net profit of €1,155 million, up 260%

•	Net industrial debt of €4.2 billion, down €0.9 billion from Q1 2017, driven by cash flow from operations

•	Liquidity strong at €20.0 billion, after planned gross debt reduction of €1.4 billion in quarter

Six months ended June 30				FINANCIAL RESULTS	Three months ended June 30
2017	2016	Change		(€ million, except as otherwise noted)	2017	2016	Change
2,370	2,364	6	—%	Combined shipments(1) (thousands of units)	1,225	1,233	(8)	(1)%
2,216	2,261	(45)	(2)%	Consolidated shipments(1) (thousands of units)	1,138	1,175	(37)	(3)%
55,644	54,463	1,181	+2%	Net revenues	27,925	27,893	32	—%
3,402	3,007	395	+13%	Adjusted EBIT(2)	1,867	1,628	239	+15%
1,796	799	997	+125%	Net profit	1,155	321	834	+260%
1,751	1,237	514	+42%	Adjusted net profit(2)	1,080	709	371	+52%
1.149	0.502	0.647		Diluted earnings per share (EPS) (€)	0.737	0.199	0.538
1.120	0.783	0.337		Adjusted diluted EPS(2) (€)	0.689	0.448	0.241

At June 30, 2017	At December 31, 2016	Change			At June 30, 2017	At March 31, 2017	Change
(4,226)	(4,585)	359		Net industrial debt(2)	(4,226)	(5,112)	886
(19,140)	(24,048)	4,908		Debt	(19,140)	(21,156)	2,016
19,953	23,801	(3,848)		Available liquidity	19,953	21,576	(1,623)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Delivered record Q2 results with improvements in Maserati, LATAM, EMEA and Components, and continued strong performance in NAFTA
•
Group margin up 90 bps to record 6.7%
•
Maserati margin more than doubled to 14.2% from 6.2%
•
NAFTA margin up 50 bps to record 8.4%

•
Increase driven by strong operating performance
•
Net financial expenses of €369 million, down €122 million primarily as a result of ongoing gross debt reduction
•
Reduced tax rate reflects changes in the quarter to prior years' tax positions and improved performance in EMEA and LATAM
•
Excludes net positive impact of €75 million, primarily related to the reversal of a Brazilian indirect tax liability, net of related tax effects, as well as the write-off of certain deferred tax assets in Brazil

NET INDUSTRIAL DEBT	2017 GUIDANCE(3)

•
Decrease of €0.9 billion, mainly driven by €2.9 billion cash flows from operations, partially offset by capital expenditures of €2.2 billion
•
Available liquidity remained strong at €20.0 billion, down €1.6 billion from March 2017, primarily reflecting €1.4 billion planned gross debt reduction
The Group confirms full-year guidance:
• Net revenues €115 - €120 billion • Adjusted EBIT > €7.0 billion • Adjusted net profit > €3.0 billion • Net industrial debt < €2.5 billion

___________________________________________________________________________________________________
(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 6 for reconciliations of Net profit to Adjusted EBIT, Net profit to Adjusted net profit and Diluted EPS to Adjusted diluted EPS and page 7 for the reconciliation of Debt to Net industrial debt; (3) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain.

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Three months ended June 30			Three months ended June 30
2017	2016	(€ million)	2017	2016
16,081	17,479	NAFTA	1,351	1,374
2,011	1,469	LATAM	60	—
976	957	APAC	44	42
6,010	5,770	EMEA	200	143
1,074	579	Maserati	152	36
2,654	2,430	Components (Magneti Marelli, Comau, Teksid)	130	111
(881)	(791)	Other activities, unallocated items and eliminations	(70)	(78)
27,925	27,893	Total	1,867	1,628

NAFTA	Three months ended June 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	576	666	(14)%	—
Net revenues (€ million)	16,081	17,479	(8)%	(10)%
Adjusted EBIT (€ million)	1,351	1,374	(2)%	(4)%
Adjusted EBIT margin	8.4%	7.9%	+50 bps	—

Record margin at 8.4% driven by favorable mix with lower volumes
•
U.S. market share(4) at 12.4% in line with Q1 2017, down 30 bps year over year, mainly reflecting discontinuance of Chrysler 200, Dodge Dart and Jeep Patriot
•
Decrease in shipments primarily due to planned capacity realignment and the transition to the all-new Jeep Compass
•
Decrease in Net revenues mainly due to lower shipments, partially offset by favorable vehicle mix and positive foreign exchange translation
•
Decrease in Adjusted EBIT mainly due to lower Net revenues and prior year one-off residual values adjustment, substantially offset by lower warranty costs including supplier recoveries, purchasing savings and reduced advertising costs

____________________________________________________________________________________________________
(4) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

LATAM	Three months ended June 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	132	112	+18%	—
Net revenues (€ million)	2,011	1,469	+37%	+24%
Adjusted EBIT (€ million)	60	—	n.m.(5)	n.m.(5)
Adjusted EBIT margin	3.0%	—%	n.m.(5)	—

New products driving higher volumes and improved mix
•
Market share(6) slightly down in Brazil at 17.6% with improvement in Argentina from 11.5% to 12.6%
•
Increase in shipments mainly due to the all-new Jeep Compass
•
Net revenues increase due to higher shipments, favorable vehicle mix and favorable foreign exchange translation effects
•
Adjusted EBIT increase mainly as a result of higher Net revenues, partially offset by increased product cost driven by inflation
•
Adjusted EBIT excludes total charges of €93 million, of which €40 million relates to workforce restructuring costs and €53 million of asset impairment charges primarily related to the early discontinuance of Fiat Novo Palio production and certain real estate assets in Venezuela
________________________________________________________________________________
During the quarter, the Group reversed a liability of €895 million for Brazilian indirect taxes reflecting recent court decisions. As this liability related to the Group’s Brazilian operations in multiple segments and given the significant and unusual nature of the item, it was not attributed to the results of the related segments and was excluded from Group Adjusted EBIT.

There was a corresponding €281 million decrease in deferred tax assets related to the release of the above liability. Additionally, due to increased political uncertainty in Brazil, a slower pace of economic recovery is anticipated. As a result, deferred tax assets of €453 million were written-off. These items are excluded from Group Adjusted net profit.

APAC	Three months ended June 30		Change
	2017	2016	Actual	CER
Combined shipments(1) (thousands of units)	80	56	43%	—
Consolidated shipments(1) (thousands of units)	22	23	(4)%	—
Net revenues (€ million)	976	957	+2%	+2%
Adjusted EBIT (€ million)	44	42	+5%	+5%
Adjusted EBIT margin	4.5%	4.4%	+10 bps	—

Jeep drives 43% increase in combined shipments, Alfa Romeo launched in China
•
Higher combined shipments driven by ramp-up in localized Jeep production through JV in China
•
Net revenues increase primarily as a result of favorable vehicle mix; consolidated shipments stabilizing
•
Adjusted EBIT slightly up due to higher Net revenues and improved results from JV in China, partially offset by commercial launch activities related to Alfa Romeo and negative foreign exchange transaction effects

_____________________________________________________________________________________________________
(5) Number is not meaningful; (6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

EMEA	Three months ended June 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	395	367	+8%	—
Net revenues (€ million)	6,010	5,770	+4%	+5%
Adjusted EBIT (€ million)	200	143	+40%	+38%
Adjusted EBIT margin	3.3%	2.5%	+80 bps	—

Continued improvement in performance with Adjusted EBIT margin up 80 bps
•
European market share (EU28+EFTA) for passenger cars up 40 bps to 7.2% (down 20 bps to 29.0% in Italy) and up 20 bps to 13.2% for light commercial vehicles (LCVs)(7) (41.1% in Italy, down from 43.9%)
•
Increase in shipments primarily driven by Fiat Tipo family and all-new Alfa Romeo Giulia and Stelvio
•
Net revenues increase due to higher volumes, driven by the Fiat Tipo family, partially offset by negative net pricing, including devaluation of GBP
•
Adjusted EBIT increase primarily from higher Net revenues as well as purchasing and manufacturing efficiencies

MASERATI	Three months ended June 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	13.2	6.9	+91%	—
Net revenues (€ million)	1,074	579	+85%	+86%
Adjusted EBIT (€ million)	152	36	+322%	+331%
Adjusted EBIT margin	14.2%	6.2%	+800 bps	—

Fourth consecutive quarter of double-digit margin
•
Shipments nearly doubled, driven by all-new Levante; increases in all major markets: Europe +93%, China +146% and North America +50%
•
Net revenues increase primarily due to higher shipments
•
Adjusted EBIT increase primarily due to increase in Net revenues

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended June 30		Change
	2017	2016	Actual	CER
Net revenues (€ million)	2,654	2,430	+9%	+8%
Adjusted EBIT (€ million)	130	111	+17%	+16%
Adjusted EBIT margin	4.9%	4.6%	+30 bps	—

Improved performance from all businesses, with margin up 30 bps
•
Net revenues increase driven by higher volumes across all three businesses
•
Adjusted EBIT increase mainly due to higher Net revenues and industrial efficiencies
•
Magneti Marelli non-captive Net revenues at 65% and Comau at 72%
•
Adjusted EBIT excludes charges of €42 million, primarily related to resolution of certain long-standing legal matters

_____________________________________________________________________________________________________
(7) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Brand Activity

▪
Debut of the Jeep Yuntu concept at Auto Shanghai 2017
▪
Jeep brand reveals 7 all-new concept vehicles created in collaboration with Mopar at the 2017 Easter Jeep Safari in Moab, Utah, allowing off-road enthusiasts to face the toughest trails in the world using Jeep performance parts
▪
Jeep Grand Cherokee Trackhawk unveiled at 2017 New York International Auto Show

▪
MY 2018 restyled Maserati GranTurismo and GranCabrio presented in June at a dedicated New York Stock Exchange event and at the Goodwood Festival of Speed in Europe
▪
Maserati Ghibli Nerissimo special edition presented at 2017 New York International Auto Show

▪
Alfa Romeo Giulia Quadrifoglio named best “Luxury Performance Car” of 2017 by the New York Daily News
▪
Alfa Romeo debuts the 2018 Stelvio SUV lineup at the 2017 New York International Auto Show
▪
Alfa Romeo Giulia Quadrifoglio named “Super Sedan” at the Popular Mechanics Automotive Excellence Awards
▪
Alfa Romeo Giulia launched in China
▪
Alfa Romeo Giulia named a “Game Changer” at Autocar Awards 2017 for signalling “a complete transformation of one of the most loved names in motoring”

▪
500 Chrysler Pacifica Hybrids added to expand the self-driving program with Waymo, supplementing the 100 minivans already delivered to Waymo in 2016
▪
2017 Chrysler Pacifica named “Best Minivan” by Popular Mechanics
▪
2017 Chrysler Pacifica selected by Edmunds.com and Parents magazine as one of the “10 Best Family Cars of 2017”
▪
Chrysler Pacifica was the highest ranking minivan in the JD Power 2017 US initial quality study

▪
All-new Fiat Argo hatchback presented exclusively in LATAM, equipped with Firefly engines, the new global modular small engine family
▪
Fiat launches the restyled 500L with three distinctive trim packages (Urban, Cross and Wagon)

▪ 2017 Ram Heavy Duty wins “Gold Hitch Award” from The Fast Lane Truck

Reconciliations

Six months ended June 30		Net profit to Adjusted EBIT	Three months ended June 30
2017	2016	(€ million)	2017	2016
1,796	799	Net profit	1,155	321
1,580	565	Tax expense	1,152	248
805	1,003	Net financial expenses	369	491
		Adjustments:
(895)	—	Reversal of a Brazilian indirect tax liability	(895)	—
—	414	Recall campaigns - airbag inflators	—	414
79	67	Restructuring costs	44	60
—	156	NAFTA capacity realignment	—	105
—	19	Currency devaluations	—	—
43	—	Resolution of certain Components legal matters	43	—
55	—	Impairment expense	55	—
(49)	(5)	Gains on disposal of investments	(49)	(5)
(12)	(11)	Other	(7)	(6)
(779)	640	Total adjustments	(809)	568
3,402	3,007	Adjusted EBIT(8)	1,867	1,628

Six months ended June 30		Net profit to Adjusted net profit	Three months ended June 30
2017	2016	(€ million)	2017	2016
1,796	799	Net profit	1,155	321
(779)	640	Adjustments (as above)	(809)	568
—	(202)	Tax impact on adjustments	—	(180)
281	—	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	281	—
453	—	Brazil deferred tax assets write-off	453	—
(45)	438	Total adjustments	(75)	388
1,751	1,237	Adjusted net profit(9)	1,080	709

Six months ended June 30		Diluted EPS to Adjusted diluted EPS	Three months ended June 30
2017	2016		2017	2016
1.149	0.502	Diluted EPS (€/share)	0.737	0.199
(45)	438	Total adjustments, net of taxes (€ million)	(75)	388
(0.029)	0.281	Impact of adjustments on Diluted EPS (€/share)	(0.048)	0.249
1.120	0.783	Adjusted diluted EPS (€/share)(10)	0.689	0.448
1,551,364	1,559,345	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,553,791	1,560,707

_____________________________________________________________________
(8) Adjusted EBIT excludes certain adjustments from Net profit including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit); (9) Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (10) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.

Debt to Net industrial debt	At June 30, 2017	At March 31, 2017	At December 31, 2016
(€ million)
Debt	(19,140)	(21,156)	(24,048)
Current financial receivables from jointly-controlled financial services companies	166	87	80
Derivative financial (assets)/liabilities, net and collateral deposits	296	8	(150)
Current Available-for-sale and Held-for-trading securities	197	240	241
Cash and cash equivalents	12,306	13,910	17,318
Debt classified as held for sale	—	(8)	(9)
Net debt	(6,175)	(6,919)	(6,568)
Less: Net financial services debt	1,949	1,807	1,983
Net industrial debt(11)	(4,226)	(5,112)	(4,585)
Summary of record results

•	Net profit: Highest Q2 Net profit since 2011

•	Adjusted net profit: Highest Q2 Adjusted net profit since the beginning of the Fiat Chrysler alliance

•	Adjusted EBIT: Highest single quarter Adjusted EBIT and margin since beginning of the Fiat Chrysler alliance

_____________________________________________________________________________________________________
(11) Net industrial debt is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.

This document, and in particular the section entitled “2017 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy; the Group's ability to expand certain of the Group's brands internationally; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the Group's ability to enrich its product portfolio and offer innovative products; the high level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers and risks associated with financial services companies;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On July 27, 2017, at 1 p.m. BST, management will hold a conference call to present the 2017 second quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, July 27, 2017